Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer

Silver Wheaton Corp. (“Silver Wheaton”)
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8

2.

Date of Material Change

March 12, 2009

3.

News Release

On March 12, 2009, Silver Wheaton issued a press release relating to the material change described below. The press release was distributed by Marketwire.

4.

Summary of Material Changes

On March 12, 2009, Silver Wheaton announced that it had entered into an acquisition agreement (the “Acquisition Agreement”) dated as of March 11, 2009 with Silverstone Resources Corp. (“Silverstone”) pursuant to which Silver Wheaton will acquire all of the issued and outstanding common shares of Silverstone (“Silverstone Shares”) on the basis of 0.185 of a share of Silver Wheaton for each Silverstone Share pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

5.

Full Description of Material Change

On March 12, 2009, Silver Wheaton announced that it had entered into a definitive agreement (the “Acquisition Agreement”) pursuant to which Silver Wheaton will acquire all of the issued and outstanding Silverstone Shares in exchange for 0.185 common shares of Silver Wheaton for each Silverstone Share.

The transaction will be carried out by way of statutory plan of arrangement whereby Silver Wheaton will acquire all of the Silverstone Shares, and Silverstone will become a wholly-owned subsidiary of Silver Wheaton. Full details of the transaction will be included in Silverstone’s Management Information Circular to be filed with the regulatory authorities and mailed to Silverstone shareholders in accordance with applicable securities laws.

Under the transaction, Silver Wheaton will acquire all of the Silverstone Shares in consideration for the issue of Silver Wheaton shares on the basis of 0.185 of a Silver Wheaton share for each Silverstone Share. The number of Silver Wheaton shares received upon exercise, and the exercise price, of Silverstone's outstanding options, will be adjusted proportionately to reflect the share exchange ratio. On a pro forma fully diluted basis Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders. The total number of Silver Wheaton common shares outstanding will be approximately 310 million, on a pro forma basis.

Capstone and directors and officers of Silverstone, holding an aggregate of 24% of the Silverstone Shares (fully diluted, including special warrants), have agreed to support and vote in favour of the transaction.

The Acquisition Agreement includes a commitment by Silverstone not to solicit alternative transactions to the proposed transaction. If the Acquisition Agreement is terminated in certain circumstances, Silverstone has agreed to pay Silver Wheaton a termination fee of C$6 million. Each party has also been provided with certain other rights, representations and warranties and covenants customary for a transaction of this nature and Silver Wheaton has the right to match competing offers made to Silverstone.

Details regarding the terms of the transaction are also set out in the Acquisition Agreement, a copy of which has been filed on Silver Wheaton’s profile on SEDAR concurrently with this Material Change Report.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This Material Change Report contains forward-looking statements within the meaning of Canadian securities legislation. Assumptions upon which such forward-looking statements are based include that Silver Wheaton and Silverstone will be able to satisfy the conditions in the Acquisition Agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of Silver Wheaton and Silverstone, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Silver Wheaton and Silverstone and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton and Silverstone to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton and Silverstone purchase silver and gold and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and although Silver Wheaton and Silverstone have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton and Silverstone do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information, contact Gary Brown, Chief Financial Officer of Silver Wheaton at (604) 639-9873.

9.

Date of Report

March 16, 2009